

Mail Stop 3561

May 10, 2017

Michel Atlidakis
President
The Diamond Cartel, Inc.
28 Banting Crescent
London, Ontario
Canada N6G 4G2

> **Re: The Diamond Cartel, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 24, 2017**
> **File No. 333-215884**

Dear Mr. Atlidakis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2017 letter.

General

1. We note your response to our prior comment 1 and your disclosure that you are a Special Purpose Acquisition Company, or also known as a "blank check company." As it appears you are a blank check company, we reissue our prior comment 1. Please revise your registration statement throughout to comply with Rule 419 of Regulation C under the Securities Act.

Prospectus Cover Page

2. We note your disclosure that you are offering up to 3,000,000 shares of your common stock to the owners of one of more businesses that you may acquire. Please provide us with an analysis of the transaction you are registering on this Form S-1. As part of the analysis, please address the timing of the offering and when you will know the acquisition candidate or candidates. Please also address in your response how this complies with Rule 419. We may have further comment once we review your response.

The price of shares in this offering was arbitrarily established, page 9

3. We note from your response to our prior comment one that there are no longer any selling shareholders in connection with this offering. Please remove the reference to selling shareholders from this risk factor or advise.

Market for Our Common Stock, page 10

4. We note your response to our prior comment 8 and reissue in part. Please provide support for your belief that you were not a shell company, as defined by Rule 405 of the Securities Act of 1933, when you issued the 256,000 shares that you claim can be sold pursuant to Rule 144. Alternatively, please acknowledge your understanding that the Rule 144 safe harbor is not available for the resale of securities issued by a shell company until such time as the requirements of Rule 144(i)(2) are met and revise your disclosure accordingly.

Management, page 19

5. We note your response to our prior comment 18 and reissue in part. Please identify Mr. Atlidakis as your promoter or advise. Refer to Item 401(g)(1) of Regulation S-K.

Interim Financial Statements, page F-10

6. Please provide updated financial statements pursuant to Rule 8-08 of Regulation S-X in your next amendment to Form S-1.

Exhibit 23.2

7. Please provide a currently dated consent of the independent public accountant that refers to the appropriate amendment to the S-1 registration statement.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William T. Hart